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17005055

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FEB 28 2017

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 67477

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 (MM/DD/YY) AND ENDING December 31, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allen Mooney & Barnes Brokerage Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 S. Madison Street
(No. and Street)

Thomasville	Georgia	31792
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sylvia L. Dillinger — 229-226-5057 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Liggett & Webb P. A.
(Name – *if individual, state last, first, middle name*)

1901 S. Congress Avenue, Suite 110	Boynton Beach,	FL	33426
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

JCA

OATH OR AFFIRMATION

I, Sylvia L. Dillinger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allen Mooney + Barnes Brokerage Services LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MELANIE S. WATTS NOTARY PUBLIC MY COMMISSION EXPIRES AUGUST 17, 2018 GRADY COUNTY, GA

Melanie Watts
Notary Public

Sylvia Dillinger
Signature

CFO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



CONTENTS

LW LIGGETT & WEBB P.A.
CERTIFIED PUBLIC ACCOUNTANTS

432 Park Avenue South, 10th Floor
New York, NY 10016 / (212) 481-3490

1901 South Congress Avenue, Suite 110
Boynton Beach, FL 33426 / (561) 752-1721

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of Allen, Mooney & Barnes Brokerage Services, LLC
(A wholly owned subsidiary of FAIM Investments, LLC)

We have audited the accompanying statement of financial condition of Allen, Mooney & Barnes Brokerage Services, LLC as of December 31, 2016 and the related statement of income, changes in member equity, and cash flows for the year then ended. These financial statements are the responsibility of Allen, Mooney & Barnes Brokerage Services, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allen, Mooney & Barnes Brokerage Services, LLC as of December 31, 2016 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in the Computation of net capital, Basic net capital requirement and Aggregate indebtedness and reconciliation between audited and unaudited net capital has been subjected to audit procedures performed in conjunction with the audit of Allen, Mooney & Barnes Brokerage Services, LLC's financial statements. The supplemental information is the responsibility of Allen, Mooney & Barnes Brokerage Services, LLC management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Liggett & Webb, P.A.

Liggett & Webb, P.A.
Certified Public Accountants
Boynton Beach, Florida
February 24, 2017

ALLEN MOONEY & BARNES BROKERAGE SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2016

ASSETS

Assets:		
Cash - Checking account	$	98,100
Cash - Brokerage acct, not interest bearing		152,521
Cash - Interest Bearing		456,379
Cash - Restricted		100,000
Commissions Receivable		32,870
Investment Banking Revenue Receivable		136,335
Other Receivables		103,361
Securities at Fair Market Value		98,000
Prepaid Expenses		23,124
Fixed Assets (net of depreciation)		4,648
	$	1,205,338

LIABILITITES AND MEMBER EQUITY

Liabilities:		
Accounts Payable and Accrued Expenses	$	101,962
Member Equity:		1,103,376
	$	1,205,338

The accompanying notes are an integral part of these financial statements.

ALLEN MOONEY & BARNES BROKERAGE SERVICES, LLC
STATEMENT OF INCOME
For the year ended December 31, 2016

Revenue:		
	Brokerage Commissions	$ 603,885
	Investment Banking Revenue	1,939,007
	Commissions and Fees	931,467
	Interest and Dividends	3,607
	Gain on Market Value of Securities	17,500
		3,495,467
Expenses:		
	Commissions and Referral Fees	940,770
	Management and Administrative Services	1,333,971
	Clearing Costs	145,641
	Insurance	36,579
	Licenses and Registration	52,357
	Professional Fees	79,744
	Occupancy	66,938
	Travel and Entertainment	112,265
	Other Expenses	39,802
		2,808,068
Net Income:		$ 687,399

The accompanying notes are an integral part of these financial statements.

ALLEN MOONEY & BARNES BROKERAGE SERVICES, LLC
STATEMENT OF CHANGES IN MEMBER EQUITY
For the year ended December 31, 2016

Balance, December 31, 2015	$ 865,976
Net Income	687,399
Distributions	(450,000)
Balance, December 31, 2016	$ 1,103,376

The accompanying notes are an integral part of these financial statements.

ALLEN MOONEY & BARNES BROKERAGE SERVICES, LLC
STATEMENT OF CASH FLOWS
For the year ended December 31, 2016

Cash flows from operating activities:		
Net Income		$ 687,399
Adjustments to reconcile net income to net cash provided by operations:		
Depreciation		434
Unrealized Gain		(17,500)
Changes in operating assets and liabilities:		
Increase in prepaid expenses		(15,093)
Decrease in commissions receivable		2,664
Decrease in investment banking revenue receivable		4,811
Increase in accounts payable and accrued expenses		39,865
Net cash provided by operating activities		702,581
Cash flows from investing activities:		
Purchase of Fixed Assets		(5,082)
Related party receivable		15,021
Net cash provided by investing activities		9,939
Cash flows from financing activities:		
Distributions		(450,000)
Net cash used in financing activities		(450,000)
Increase in cash		262,520
Cash and cash equivalents at beginning of year		444,480
Cash and cash equivalents at end of year		$ 707,000
Cash - Checking account	98,100	
Cash - Brokerage acct, not interest bearing	152,521	
Cash - Interest Bearing	456,379	
		$ 707,000
Supplemental cash flow information:		
Cash paid for income taxes		$ -
Cash paid for interest expense		$ -

The accompanying notes are an integral part of these financial statements.

ALLEN, MOONEY & BARNES BROKERAGE SERVICES, LLC
(A WHOLLY OWNED SUBSIDIARY OF FAIM INVESTMENTS, LLC)
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Operations

Allen, Mooney & Barnes Brokerage Services, LLC (AMBBS) is a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), the Securities Investor Protection Corporation (SIPC), and in thirty-five U.S. states. It has branch or affiliate offices in Thomasville and Saint Simons Island, Georgia; and Charleston, South Carolina. It is a limited liability company (formed in Georgia) that is wholly owned by FAIM Investments, LLC (FAIM). The company was approved by the SEC and FINRA on March 29, 2007. The company does not hold funds or securities for, or owe funds or securities to, customers. Any funds or securities received by the company are promptly transmitted to its clearing broker, Wells Fargo Advisors, LLC, formerly First Clearing, LLC.

The accounting principles followed by the company and the method of applying those principles conform with generally accepted accounting principles and to general practice within the securities dealers industry.

Cash and Cash Equivalents

Cash includes amounts in checking and money market accounts at commercial banks. The balances of these accounts, from time to time, exceed the federally insured limits. Management believes it is not exposed to any significant credit risk on these accounts. The Company considers all highly liquid temporary cash instruments with a maturity of three months or less to be cash equivalents.

Cash includes a $100,000 clearing deposit held by its clearing agent, Wells Fargo Advisors, LLC, These funds are held by the clearing agent as agreed to in Fully Disclosed Clearing and PAIB (proprietary account of an introducing broker/dealer) Agreements. The assets in this account are allowable assets in the firm's net capital computations.

Receivables

Receivables include commissions that are amounts due for securities trades from the Company's clearing broker-dealer and consulting charges from investment banking clients. An allowance for uncollectible accounts (of $10,000) has been established for the investment banking revenue receivable. Management's best judgement as to the collectability of the accounts receivable was used in determining the amount of the allowance. No allowance was deemed necessary for the commissions receivable because these receivables are all current and collected after year end.

Revenue Recognition

The company prepares its financial statements on the accrual basis of accounting with a few exceptions as noted. Revenue is comprised of:

- Selling commissions earned as compensation in connection with securities transactions which are recognized on a trade-date basis
- Investment Banking consulting fees, which are recognized when billed to clients, almost exclusively on a monthly basis, except for two "success fee", or closing transaction items, and one client who was billed in two installments

- Variable Annuities, Variable Annuity Trails and fixed insurance products that are recognized when received, since that is when the amount is determinable and earned
- Mutual Fund Trails and payout on Cash and Margin Balances that are recognized when received, since that is when the amount is determinable and earned
- Unregistered Offering Revenue is generated from the sale of percentage portions of an LLC that invests in multi-family real estate. Fees are recognized when the units are sold.
- Postage Charge Net Revenue is received from charges to clients for processing of trade confirmations. The clearing firm reports and pays these fees monthly.
- Administrative Revenue was billed monthly to an independent AMB branch for registration, compliance and support services
- Unrealized Gain on Securities is recognized monthly based on appraisal of holdings
- Interest Income and Dividends are recognized as received

Use of Estimates

The preparation of financial statements in conformity with generally accepted account principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. SECURITIES

Securities consist of 2,800 shares of Thomasville Bancshares, Inc. They are carried at their fair value of $98,000 as determined by reference to quoted market prices in active markets for identical assets (Level 2 within the fair value hierarchy established by financial accounting standards). The shares cost $21,317.

3. NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer that may transact more than ten transactions for its own account(s) in one calendar year and is therefore subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital of 6 2/3% of aggregate indebtedness, as defined, or the minimum dollar amount of $100,000 whichever is greater, as of December 31, 2016.

4. INCOME TAXES

The Company is included in the consolidated income tax returns filed by the parent company, FAIM Investments, LLC. As a limited liability company, taxable income or loss flows through to the members on their individual tax returns rather than at the corporate level. The tax returns of the parent company for the years ending in 2016, 2015, and 2014 are subject to examination by the Internal Revenue Service, generally for three years after they are filed.

5. PROPERTY AND EQUIPMENT

Equipment consists of five laptop computers. The computers are being depreciated on a 5 -year straight-line basis. Accumulated depreciation at December 31, 2016 was $434.

6. RELATED PARTY TRANSACTIONS

The Company and Allen, Mooney & Barnes Investment Advisors, LLC (AMBIA), which is also wholly owned by FAIM Investments, LLC, have an expense sharing agreement for the year 2016. The agreement requires the Company to reimburse AMBIA for its share of management and administrative services on a monthly basis. The cost is recalculated quarterly based on the actual costs incurred for the prior three months. The services provided by AMBIA include payroll, professional fees, information services, occupancy expenses, advertising, travel, and general office expenses. The total paid for these services in 2016 was $1,333,971.

The Company's clearing agent, Wells Fargo Advisors, LLC, also provides investment services to AMBIA. As of year-end, AMBIA owed the Company $3,212 for transaction fees and information services that were charged through the clearing agent.

7. CONTINGENCIES

The Company and its related companies are periodically subject to claims and lawsuits arising in the ordinary course of business. While it is not possible to predict with certainty the outcome of legal matters, management is of the opinion that these matters will not have a material impact on its financial condition or results of operations.

8. SUBSEQUENT EVENTS

In preparing these financial statements, the Company evaluated events and transactions for potential recognition or disclosure through February 24, 2017, the date the financial statements were available to be issued.

Allen Mooney & Barnes Brokerage Services (AMB) and certain of its partners and related companies were named as respondents in FINRA Office of Dispute Resolution Arbitration (Number 16-03624). The Claimant asserts that AMB violated a Branch Office Agreement. Allen Mooney & Barnes Brokerage Services has accrued unpaid settlements to Claimants totaling $51,619 and Allen Mooney & Barnes Investment Advisors LLC has accrued unpaid settlements of $55,660. Due to the uncertainty of the outcome, Brokerage Services has reported an additional increase in aggregate indebtedness of $142,721 in the broker/dealer net capital calculation.

ALLEN MOONEY & BARNES BROKERAGE SERVICES, LLC
COMPUTATION OF NET CAPITAL, BASIC NET CAPITAL
REQUIREMENT AND AGGREGATE INDEBTEDNESS
For the year ended December 31, 2016

Exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii)

COMPUTATION OF NET CAPITAL

Total ownership equity for statement of financial condition		$ 1,103,376
Deduct ownership equity not allowable for net capital		0
Total ownership equity qualified for net capital		1,103,376
Additions:		
None		0
Deductions:		
Non- Allowable Assets		
Prepaid Expenses	23,124	
Investment Banking Revenue Receivable	136,335	
Securities Blockage	73,500	
Fixed Assets	4,648	
Other Receivables	103,361	
Total non-allowable assets		340,967
Net capital before haircuts on securities positions		762,408
Haircuts on securities		
Other Securities Haircut (15%)	3,675	
Undue Concentration Haircut	0	
Total Haircuts on securities		3,675
Net Capital		$ 758,733

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net capital		758,733
Minimum net capital required	16,321	
Minimum dollar net capital requirement	100,000	
Net Capital Requirement		100,000
Excess net capital		$ 658,733
Excess net capital at 120%		$ 638,733

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$ 244,683
Percent of aggregate indebtedness to net capital	32.25%

ALLEN MOONEY & BARNES BROKERAGE SERVICES, LLC
RECONCILIATION BETWEEN AUDITED AND UNAUDITED NET CAPITAL
December 31, 2016

Net capital - unaudited Form X-17A-5, Part IIA	$ 758,733
Reconciling items	0
Net capital - audited	$ 758,733

ALLEN, MOONEY & BARNES BROKERAGE SERVICES, LLC

SIPC SUPPLEMENTAL REPORT

For the year ended December 31, 2016

LIGGETT
& WEBB P.A.
CERTIFIED PUBLIC ACCOUNTANTS

432 Park Avenue South, 10th Floor
New York, NY 10016 / (212) 481-3490

1901 South Congress Avenue, Suite 110
Boynton Beach, FL 33426 / (561) 752-1721

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors of Allen Mooney & Barnes Brokerage Services, LLC

(A wholly owned subsidiary of FAIM Investments, LLC)

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Allen Mooney & Barnes Brokerage Services, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating Allen Mooney & Barnes Brokerage Services, LLC's compliance with the applicable instructions of Form SIPC-7.

Allen Mooney & Barnes Brokerage Services, LLC's management is responsible for Allen Mooney & Barnes Brokerage Services, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016 with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting year end balances, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting year end balances and supporting the adjustments, noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Liggett & Webb, P.A.

LIGGETT & WEBB, P.A.
Certified Public Accountants
Boynton Beach, Florida
February 24, 2017

SCHEDULE OF ASSESSMENT AND PAYMENTS

SIPC net operating revenues for the year endind December 31, 2016: $2,651,964

General assessment @ .0025: $6,630

Payments:

July 20,2017 $2,450
February 27, 2017 $4,180

ALLEN, MOONEY & BARNES BROKERAGE SERVICES, LLC

REVIEW OF EXEMPTION REPORT

For the year ended December 31, 2016

LIGGETT
& WEBB P.A.
CERTIFIED PUBLIC ACCOUNTANTS

432 Park Avenue South, 10th Floor
New York, NY 10016 / (212) 481-3490

1901 South Congress Avenue, Suite 110
Boynton Beach, FL 33426 / (561) 752-1721

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of Allen, Mooney & Barnes Brokerage Services, LLC
(A wholly owned subsidiary of FAIM Investments, LLC)

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Allen, Mooney & Barnes Brokerage Services, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Allen, Mooney & Barnes Brokerage Services, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Allen, Mooney & Barnes Brokerage Services, LLC stated that Allen, Mooney & Barnes Brokerage Services, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Allen Mooney & Barnes Brokerage Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Allen, Mooney & Barnes Brokerage Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Liggett & Webb, P.A.

LIGGETT & WEBB, P.A.
Certified Public Accountants
Boynton Beach, FL
February 24, 2017

ALLEN, MOONEY & BARNES BROKERAGE SERVICES, LLC
EXEMPTION REPORT FOR 2016

ALLEN, MOONEY & BARNES BROKERAGE SERVICES, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R §240.15c3-3 under the following provisions of 17 C.F.R. §240. 15c3-3 (k): (2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Sylvia L. Dillinger, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Chief Financial Officer
Allen Mooney & Barnes Brokerage Services, LLC

2/17/17
[Date]

ALLEN, MOONEY & BARNES BROKERAGE SERVICES, LLC

AUDITED FINANCIAL STATEMENTS

For the year ended December 31, 2016